

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2009

Mail Stop 4631

**Via U.S. mail**

Michael Agliata, Esq.
Interline Brands, Inc.
701 San Marco Boulevard
Jacksonville, FL 32207

Re: **Interline Brands, Inc.**
**Registration Statement on Form S-3**
**Filed on: October 5, 2009**
**File No.: 333-162340**

**Annual Report on Form 10-K for the Fiscal Year Ended December 26, 2009**
**Filed on February 25, 2009**
**Definitive Proxy Statement on Schedule 14A Filed on March 26, 2009**
**File No.: 001-32380**

Dear Mr. Agliata:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise your filing to fully comply with the narrative information of paragraph (d) of Rule 3-10 of Regulation S-X. We note your risk factor disclosure on pages 21-22 of your 2008 Form 10-K makes reference to restrictions on affiliate transactions and dividend payments. Please tell us and

revise future annual and periodic filings to clarify whether there are any
restrictions on your ability or subsidiary's ability to transfer cash.

Description of the Capital Stock of Interline Brands, page 7

2.  Please revise the introductory paragraph to remove the statement that the
    disclosure in this section "does not purport to be complete". Please also comply
    with this comment with respect to the fourth paragraph under the "Description of
    Depositary Shares of Interline Brands" on page 12 and the second paragraph
    under the "Description of Warrants of Interline Brands" on page 28.

3.  We also note the statement in the introductory paragraph that the description of the
    common stock and preferred stock is "qualified in its entirety" by the provisions of
    Delaware law, your charter documents and the Shareholder Rights Plan. Please be
    advised that you may not qualify information in the prospectus in this manner
    unless incorporation by reference or a summary of a document filed as an exhibit is
    required. See Rule 411(a) of Regulation C. Please revise accordingly. Please also
    comply with this comment with respect to:

    - the fourth paragraph under "Description of Depositary Shares
      of Interline Brands" on page 12;
    - the second paragraph under "Description of Debt Securities of
      Interline Brands; on page 16
    - the second paragraph under "Description of Warrants of
      Interline Brands" on page 28; and
    - the second paragraph under "Description of Debt Securities of
      Interline New Jersey" on page 33.

Preferred Stock, page 7

4.  The statement in the second to last paragraph in this section that the "certificate of
    designation or board of directors resolution…, and not the prospectus supplement,
    will define your rights as a holder of preferred stock" implies that investors are not
    entitled to rely on the disclosure in the prospectus. Please revise to remove this
    statement.

Modification of the Indentures, page 24

5.  We note the disclosure in the third bullet point that you may add guarantees or
    guarantors. Please advise us as to the basis for this provision in light of the fact
    that you may not file a post-effective amendment to your registration statement to
    add additional securities. Please also comply with this comment with respect to
    the third bullet point under "Modification of the Indentures" on page 41.

Description of Guarantees of Interline Brands, Page 27

6. Please disclose whether the company guarantees, together with the guarantees of the subsidiary guarantors (to the extent the subsidiary guarantors will guarantee the obligations of Interline New Jersey), will be joint and several.

Description of Guarantees of Interline New Jersey, page 44

7. Please relocate the disclosure in the first paragraph to the section entitled "Description of Guarantees of Interline Brands" on page 27.

8. Please disclose whether the guarantees of Interline New Jersey will be full and unconditional. Further, please disclose whether the Interline New Jersey guarantees, together with the guarantees of the subsidiary guarantors (to the extent the subsidiary guarantors will guarantee the obligations of Interline Brands), will be joint and several.

Legal Matters, page 48

9. Please revise your disclosure to add that the validity of the securities offered by the subsidiary guarantors will also be passed upon by Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Exhibit 5.1 Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP

10. We note that counsel's opinion contains significant assumptions regarding the future issuance of the securities being registered. Please confirm that you will file an unqualified opinion that omits all of these assumptions at the time of each takedown.

11. The assumptions set forth in clauses (iii), (vi), (vii) and (viii) of the last paragraph on page 4 (continuing onto page 5) are not appropriate to the extent the assumptions apply to Interline New Jersey or the New Jersey subsidiary guarantor. Please have counsel revise its opinion accordingly. To the extent counsel is relying on another opinion of counsel in making these assumptions, please have counsel indicate this in its opinion and file the other opinion as an exhibit to the registration statement.

12. Please have counsel revise the opinion set forth in paragraph 5 to also opine that the depositary shares will be validly issued.

13. Please have counsel confirm to us that it concurs with our understanding that its reference to the Delaware General Corporation Law and the Delaware Limited Liability Company Act includes the statutory provisions and all applicable

provisions of the Delaware Constitution and any reported judicial decisions interpreting these laws.  Please have counsel file this confirmation as correspondence on EDGAR.

Annual Report on Form 10-K for the Fiscal Year Ended December 26, 2009

Item 1. Business, page 2

Suppliers and Purchasing, page 11

14. We note the disclosure under the risk factor subheading "Loss of key suppliers…" on page 16 that you have key supplier agreements, the loss of which could cause your revenues and profitability to decrease.  In future filings, please quantify your dependence on these supply agreements and advise us as to the consideration you have given to filing them as exhibits to the Form 10-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

15. Please disclose in future filings whether you have frozen contributions to employee benefit plans and your cost savings.  Please also disclose the duration of the freeze on contributions.  Refer to Sections 501.12 and 501.13 of the Financial Reporting Codification for guidance.

Evaluation of Disclosure Controls and Procedures, page 47

16. We note the disclosure under "Limitations on the Effectiveness of Controls" on page 48 that a "control system, no matter how well conceived and operated, can provide only reasonable assurance that the objectives of a control system are met" and that your "disclosure controls are designed to provide reasonable assurance of achieving their objectives."  Please tell us, and in future filings disclose, whether your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at that reasonable assurance level.  In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available at http://www.sec.gov/rules/final/33-8238.htm.

Exhibit Index, page 52

17. We note that you have not filed the exhibits and schedules to the credit agreement dated June 23, 2006 (Exhibit 4.2), and the guarantee and collateral agreement dated June 23, 2006 (Exhibit 4.3).  Please advise.

Note 18 – Guarantor Subsidiaries, page F-37

18. We note you do not present a separate column for non-guarantor subsidiaries.  We assume you determined the non-guarantor subsidiaries are minor pursuant to Note 2 of paragraph (d)(4)(iv) of Rule 3-10 of Regulation S-X.  Please provide us your calculations for each non-guarantor subsidiary that supports your conclusion.

Definitive Proxy Statement on Schedule 14A Filed on March 26, 2009

Compensation Discussion and Analysis, page 18

19. We note that you benchmark your compensation; however your disclosure should also discuss where actual payments fall within targeted parameters and, to the extent actual compensation was outside a targeted percentile range, your disclosure should discuss why.  Disclosure such as the base salaries for your named executive officers "are fair and appropriate when compared to comparably sized companies…" is not sufficient in the context of your benchmarking analysis.  In future filings please revise your disclosure accordingly.  Please show us in your supplemental response what the revisions will look like.

Base Salaries, page 19

20. The disclosure in this section regarding the rationale for the salary increases is too general.  In particular, there is no discussion of how the general categories of consideration noted in the second sentence of the first paragraph translated into the salary increases.  Please revise accordingly in future filings and show us in your supplemental response what the revisions will look like.

21. You disclose that the 2008 salary increases "included market adjustments".  In future filings please discuss how the status of the market resulted in such pay increases, particularly in light of your disclosure that the base salaries were fair and appropriate when compared with "comparably sized companies" in your industry.  Please show us in your supplemental response what the revisions will look like.

Annual Non-Equity Incentive Compensation (Annual Bonuses), page 20

22. In accordance with Instruction 5 of Item 402(b) of Regulation S-K, in future filings please identify how EPS is calculated from your audited financial statements, including any adjustments made.

Equity Compensation, page 22

23. It appears from your summary compensation table, that during fiscal year 2008 the named executive officers were granted stock options; however, your CD&A provides minimal, if any, analysis as to how the ultimate level of these equity awards was determined. For each named executive officer, please provide in your future filings a substantive analysis and insight into why the compensation committee determined that the levels of equity compensation were appropriate in light of the factors considered in deriving those payouts. Please show us in your supplemental response what the revisions will look like.

24. We note your disclosure that the RSU awards for Messrs. Sweder and Bravo were primarily made in recognition of their "significant contributions". In future filings please provide a quantitative and qualitative disclosure of the compensation committee's analysis of Messrs. Sweder's and Bravo's significant contributions and how those contributions resulted in objective pay determinations. Please note that to the extent that the compensation committee's decisions regarding these RSU awards were based upon a subjective evaluation, in accordance with Item 402(b)(2)(vii) of Regulation S-K, in future filings please ensure to disclose each named executive officer's personal objectives by also identifying the specific contributions made by each named executive officer and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations. Please show us in your supplemental response what your revisions will look like.

25. We note that CEO's equity compensation split for 2008 was modified to a 65% stock options and 35% restricted share units. In accordance with Item 402(b)(2)(iii) of Regulation S-K, in future filings please disclose the reasons behind the compensation committee's decision to adjust the CEO's equity compensation split, and show us in your supplemental response what the revisions will look like.

Executive Stock Ownership Guidelines, page 24

26. In future filings, please disclose when the guidelines were adopted and the timeframe, if any, within which the executive officers must meet the guidelines. Please also disclose the current share ownership value for each named executive officer.

*       *       *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Alfred Pavot, Senior Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters.  Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc:     John C. Kennedy, Esq.
        *Paul, Weiss, Rifkind, Wharton & Garrison LLP*
        *1285 Avenue of the Americas*
        *New York, NY 10019-6064*
        *via facsimile at (212) 492-0025*